UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)

Rua Humberto de Campos, 425 - 8° andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Date: April 07, 2004

By _____

Name: Marcos Grodetsky
Title: Director of Investor Relations



TMAR: CALAIS PRESENTS PROPOSAL FOR EMBRATEL

Rio de Janeiro, April 07, 2004 -TELE NORTE LESTE PARTICIPAÇÕES S.A. (NYSE:TNE) informs that its subsidiary TELEMAR NORTE LESTE S.A (TMAR), released today in Brazil the following relevant notice:

1. Calais Participações S.A. ("Calais"), a publicly-held company, in which TMAR is a holder of only nonvoting preference shares , presented today a proposal to WorldCom, Inc., confirming its intention to acquire the controlling share of Embratel Participações S.A., which is in the process of being sold;

2. The proposal seeks to eliminate for the seller, any risk that the regulatory authorities do not approve the transaction related to the transfer of the control share of Embratel Participações S.A to Calais, by assuring WorldCom, Inc. payment of an amount not inferior to the other competitor's proposal in case the authorizations required from the relevant regulatory body in Brazil are not obtained by July 08, 2005;

3. The proposal presented by Calais is based on a certainty that the structure presented for the acquisition of the controlling share in Embratel Participações S.A complies with all existing norms and regulations.

For more information, please contact:
TNE – INVESTOR RELATIONS
Roberto Terziani (terziani@telemar.com.br) 55 21 3131 1208
Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314
Fax: 55 21 3131 1155

GLOBAL CONSULTING GROUP
Kevin Kirkeby (kkirkeby@hfgcg.com)
Mariana Crespo (mcrespo@hfgcg.com)
Tel: 1-646-284-9416; Fax: 1 1-646-284-9494

Visit our Investor Relations Website: www.telemar.com.br/ir